UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 May 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

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Gold Fields to Acquire Yamana Gold – A Combination for Long-Term Value
Creation Focused on Quality Growth, Financial Discipline and Shareholder
Returns
Transaction creates a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities
Strengthened financial and operational capacity with complementary cash flow and growth profiles
Combined Group will be headquartered in Johannesburg with operations across South Africa,
Ghana, Australia, Canada and South America
All-share offer by Gold Fields at an Exchange Ratio of 0.6 Gold Fields Consideration Shares for
each Yamana share implying a valuation for Yamana of US$6.7 billion
Johannesburg and Toronto, May 31, 2022 – Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) and
Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana”), today announced that they have entered into a definitive agreement (the “Arrangement Agreement”), under which Gold Fields will acquire all of the outstanding common shares of Yamana (“Yamana Shares”) pursuant to a plan of arrangement
(the “Transaction”).
Under the terms of the Transaction, all of the outstanding Yamana Shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold
Fields American depositary share (each whole American depositary share, a “Gold Fields ADSs”) for each Yamana Share (the “Exchange Ratio”).
The Transaction implies a valuation for Yamana of US$6.7 billion and represents a premium of 33.8%
to the 10-day Volume-Weighted Average Price (“VWAP”) of Yamana’s Shares of US$ 5.201 on Friday,
May 27, 2022, being the last trading day on the NYSE prior to the date of this announcement, based on the 10-day VWAP of Gold Fields ADSs of US$ 11.592. Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and
39% of the Combined Group, respectively.
The acquisition of Yamana by Gold Fields significantly strengthens the ability of the combined company (the “Combined Group”) to deliver on Gold Fields’ three strategic pillars: maximizing asset potential; advancing ESG commitment; and growing the value and quality of its asset portfolio. The
Combined Group has the potential to create significant long-term value for shareholders through greater scale, an industry-leading portfolio of assets, an enhanced production profile with significant growth potential, operational and geological synergies, and a strengthened financial profile for future growth and shareholder returns.
Gold Fields’ Board believes that offering the Gold Fields Consideration Shares is the best way to capture and unlock growth opportunities while still maintaining financial flexibility, capital and operational discipline, and providing attractive returns to shareholders. Strong near-term operating

As traded on the New York Stock Exchange (“NYSE”)
2
As traded on the NYSE

cash flows from Gold Fields’ producing assets complement the manageable capital requirements of
Yamana’s world class, high return project portfolio, providing greater capacity to fund the combined growth pipeline internally, while maintaining shareholder returns in line with Gold Fields’ existing policy.
Yamana is a natural strategic fit for Gold Fields, with its high quality, diversified portfolio of long life assets located in mining friendly rules-based jurisdictions across the Americas (including its five producing mines and pipeline of development projects and exploration properties) and with a shared focus on health and safety and ESG performance.
With the combination of Gold Fields’ and Yamana’s portfolio of assets, Gold Fields will become a new global gold major able to create value at every stage of its pipeline.
The Combined Group will maintain its presence in all regions while continuing to honour commitments to stakeholders. Gold Fields believes that this Transaction offers employees and communities more opportunities in the long-term given its track record of ongoing investment in the regions in which it operates.
The Transaction has been unanimously approved by the Board of Directors of both Gold Fields and
Yamana and is expected to close in the second half of 2022 subject to and following the satisfaction of the conditions precedent to the Transaction. Gold Fields will remain headquartered in
Johannesburg.
The acquisition will be implemented by way of a plan of arrangement of Yamana under the Canada
Business Corporations Act (“CBCA”) pursuant to the Arrangement Agreement entered into between
Gold Fields and Yamana dated 31 May 2022. The consideration payable (the “Transaction
Consideration”) to the shareholders of Yamana will consist of either, at the election of a Yamana shareholder, newly issued Gold Fields Shares or newly issued Gold Fields ADSs, which each represent one Gold Fields Share, in accordance with the Exchange Ratio. The Gold Fields Shares are listed on the
Johannesburg Stock Exchange (“JSE”) and the Gold Fields ADSs are listed on the NYSE.
Chris Griffith, Chief Executive Officer of Gold Fields said: “Today we are announcing the acquisition by Gold Fields of Yamana, two companies with complementary portfolios, cultures and strategic priorities. The result is a combination with much greater capacity and potential value than the sum of its parts. Each company brings with it a unique set of skills and geological knowledge, enabling the
Combined Group to enhance its assets more efficiently over the long-term than they could as separate companies.
“Today’s announcement is the result of a robust and extensive process carried out by the Gold Fields’
Board and management team to identify the optimum solution to support our revised strategy.
Yamana’s high-quality asset base in the Americas and strong development and exploration pipeline will further diversify the geography of our portfolio, creating a top-4 global gold major, well positioned to deliver long-term value creation. Combined, Gold Fields will boast an industry leading portfolio of high-quality, long-life flagship assets that span some of the world’s most established gold mining jurisdictions.

“Like Gold Fields, Yamana is focused on operational delivery, disciplined capital allocation, portfolio management, maximising shareholder returns, and upholding leading sustainability, safety and ESG performance. These shared priorities are foundational to this Transaction.”
Peter Marrone, Executive Chairman of Yamana Gold said: “This is an outstanding opportunity for our shareholders, employees and the local communities in which we operate throughout the Americas. The
Transaction delivers an immediate and compelling premium for Yamana Shareholders, reflecting the inherent fair value of our assets, while also offering an opportunity to benefit from the creation of a new global gold producer with an attractive value proposition.
“We saw significant merit in pursuing discussions with Gold Fields because of the quality of their company on a standalone basis and because of the quality a combination would create. After many months of discussions and conduct of diligence, including site diligence, over a period beginning late last year, we felt even more certain in our premise that Gold Fields was a high-quality standalone company and the company resulting from the combination would be even better. We were also encouraged and influenced by Gold Fields’ conclusions, after their extensive diligence, of what was our inherent, fair value.
“The combination of Yamana and Gold Fields creates a world-class, globally diversified company with regional relevance across premier, rules-based mining jurisdictions that is underpinned by low cost, long life mines. The combined entity will be well positioned to deliver long-term value creation with its enhanced scale, management strength and improved capital markets profile. Yamana and Gold Fields also have complementary corporate cultures and values with an ESG-first operating model with a strong focus on supporting host communities and environmental stewardship.
“We believe that Yamana’s shareholders’ ownership of the Combined Group reflects the fair value of the contribution that each company brings.”
Strategic Rationale for Gold Fields
The Transaction has a compelling strategic rationale and is expected to provide considerable benefits to the shareholders of Gold Fields (“Gold Fields Shareholders”), shareholders of Yamana (“Yamana
Shareholders”) and the Combined Group’s employees and stakeholders. The Transaction will bring together two highly complementary gold portfolios with an enhanced long-term value proposition, centred around:
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Growing the value and quality of our portfolio of assets with an industry-leading combined portfolio of high-quality assets comparing favourably to the scale, cost and life of the premium-rated majors, and an appropriate balance of existing production with future growth;
Enhanced geographical diversification with a combined portfolio of high-quality assets across the world’s premier mining jurisdictions in South Africa, Ghana, Australia, Canada, and South America, with risk mitigated through a balanced geographical spread and majority exposure to OECD countries;

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Strengthened financial position driven by Gold Fields and Yamana’s highly complementary cash flow generation profiles with strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles providing the
Combined Group with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns;
Industry-leading growth pipeline combining Gold Fields’ track record in portfolio optimisation and project development with Yamana’s current assets and deep pipeline with accelerated growth potential. The Combined Group will benefit from the near-term growth of Gold Fields’ Salares Norte and South Deep mines, and longer-term growth from Yamana’s
Wasamac, Malartic Odyssey and MARA projects as well as additional opportunities in
Yamana’s high-quality exploration pipeline;
Complementary cultures and aligned strategic priorities with shared values as disciplined, value-driven companies focused on operational delivery, capital allocation, portfolio management, responsible growth and shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG performance.
The Combined Group will continue to commit to Gold Fields’ 2030 decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets; and
Initial target pre-tax synergies of approximately US$40 million per year anchored in operational integration, as well as potential financing synergies and a streamlining of overhead cost structures.
Strategic Rationale for Yamana
For shareholders of Yamana, the Transaction presents compelling rationale including:
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Company scale with Yamana Shareholders retaining approximately 39% ownership in the combined top tier, globally diversified, senior gold producer, ranked highest by reserve life index relative to senior gold peers, third largest by gold production in 2024, and fourth largest by market capitalization;
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International presence and regional relevance with 14 mines providing regional relevance across premier, rules-based mining jurisdictions including North America, South America,
Africa and Australia;
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Management strength with the Combined Group offering Yamana Shareholders industry leading management bench strength which shares the philosophy of managing regionally dominant platforms. Gold Fields’ management provides significant experience in certain geologies such as paleo placer deposits which could unlock the full value of the Jacobina gold belt in addition to significant experience in advancing projects which will be of strategic significance in the advancement of Yamana’s portfolio of world class development assets;
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Enhanced capitalized position along with exposure to significant near-term production and cash flow growth from Gold Fields’ portfolio, improving the ability to deliver a leading growth profile through Yamana’s high return, project pipeline including MARA, Odyssey, Wasamac,
Jacobina’s phased expansion in addition to further opportunities throughout the portfolio;
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Realization of inherent fair value, crystallizing value for Yamana Shareholders while allowing for upside appreciation from further growth and the potential re-rating of the combined portfolio.
Board of Directors’ Recommendations
Gold Fields has engaged financial and legal advisors, which are listed below. The Board of Directors of
Gold Fields has unanimously approved the Arrangement Agreement. The Board of Directors of Gold
Fields recommends that Gold Fields Shareholders vote in favour of the Transaction.
After consultation with its outside financial and legal advisors, the Board of Directors of Yamana has unanimously approved the Arrangement Agreement. The Board of Directors of Yamana recommends that Yamana Shareholders vote in favour of the Transaction. In addition, all of the Directors and Senior
Officers of Yamana, have entered into binding voting support agreements with Gold Fields under which such individuals have agreed to support and vote their Yamana Shares in favour of the
Transaction. The Board of Directors of Yamana has received fairness opinions from Canaccord Genuity
Corp. and Scotiabank that, as of the date of each such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the Transaction Consideration to be received by Yamana Shareholders is fair from a financial point of view to Yamana Shareholders.
Transaction Summary and Timing
The Transaction will be effected by way of a plan of arrangement under the CBCA, pursuant to which all of the Yamana Shares will be acquired by a wholly-owned indirect subsidiary of Gold Fields in exchange for the Transaction Consideration to be settled by Gold Fields in the form of the Gold Fields
Consideration Shares. Pursuant to the terms of the Transaction, the consideration payable to the
Yamana Shareholders at closing of the Transaction will consist of: either newly issued Gold Fields
Shares; or, at the election of Yamana Shareholders, newly issued Gold Fields ADSs, which each represent one Gold Fields Share (together the “Gold Fields Consideration Shares”), in accordance with the Exchange Ratio. The Transaction will require the approval of at least 66 ⅔% of the votes cast by
Yamana Shareholders voting in person or represented by proxy at a special meeting of Yamana
Shareholders called for that purpose. The issuance of Gold Fields Consideration Shares under the
Transaction is also subject to the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields Shareholders at a special meeting of Gold Fields shareholders called to approve the Transaction. The Transaction is subject to, among other things, the approval by the
Ontario Superior Court of Justice (Commercial List), applicable stock exchange approvals and other regulatory approvals.
The Arrangement Agreement includes reciprocal non-solicitation provisions (subject to provisions allowing the Board of Directors of each of Gold Fields or Yamana to exercise their fiduciary duties to change their recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and rights to match superior proposals. In addition, the Arrangement Agreement provides that, under certain circumstances, Gold Fields would be entitled to a US$300m termination fee and Yamana would be entitled to a US$450m termination fee.

Senior officers and directors of each of Yamana and Gold Fields have entered into voting support agreements with Gold Fields and Yamana, respectively, agreeing to vote their Yamana Shares and Gold
Fields Shares, respectively, in favour of the Transaction It is anticipated that both the Yamana and
Gold Fields shareholder meetings will take place, and closing and completion of the Transaction is expected to occur, in the second half of 2022, subject to satisfaction of the conditions under the
Arrangement Agreement. Following the completion of the Transaction, the Gold Fields Shares will continue to trade on the JSE and the Gold Fields ADSs will continue to be listed on the NYSE, and the
Yamana Shares will be delisted from each of the Toronto Stock Exchange (“TSX”), NYSE and London
Stock Exchange (“LSE”).
NOTICE OF INVESTOR CONFERENCE CALL: An investor conference call and presentation on the recommended offer is available to all interested parties via live webcast today at 1:00pm UK time/
2:00pm South Africa/ 8.00am Eastern Time, via www.newgoldmajor.com or per the link and numbers below. A replay of the webcast will be available after the completion of the call and will remain available for an extended period.
https://broadcaster-audience.mediaplatform.com/#/event/628fe34440a1834ffa25891b
UK & International +44 (0) 33 0551 0200
UK Toll Free 0808 109 0700

North America Toll
+1 212 999 6659
North America Toll Free 1 866 966 5335
South Africa Toll +27 (0) 11 589 8302
South Africa Toll Free 0 800 980 512
South America +55 11 4700 3774
Canada Toll Free 1 866 378 3566
NOTICE OF MEDIA CALL: Gold Fields CEO, Chris Griffith will host a media conference call at 12:15pm
UK time/ 1:15pm South Africa/ 7:15am Eastern Time today. Callers are advised to dial in 5 minutes prior to the start time.
Dial in details are as follows:
UK & International +44 (0) 33 0551 0200
UK Toll Free 0808 109 0700

North America Toll
+1 212 999 6659
North America Toll Free 1 866 966 5335
South Africa Toll +27 (0) 11 589 8302
South Africa Toll Free 0 800 980 512
South America +55 11 4700 3774
Canada Toll Free 1 866 378 3566

For further information, please visit the dedicated Transaction microsite www.newgoldmajor.com.
Advisors and Counsel
Gold Fields has engaged Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities (“BofA Securities”) as
its sole financial advisor and JSE transaction sponsor, and Fasken Martineau DuMoulin LLP, Linklaters
LLP and Webber Wentzel as its legal advisors in connection with the Transaction.
Yamana has retained Canaccord Genuity Corp., Stifel GMP, and Scotiabank as financial advisors, and
Cassels Brock & Blackwell LLP as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrison
LLP as United States legal counsel in connection with the Transaction.
Further Information
Further details are provided in the Gold Fields SENS announcement released today and will also be expanded on in the required transaction documents that will follow in due course.
Yamana will file a material change report in respect of the Transaction in compliance with Canadian securities laws, as well as copies of the Arrangement Agreement and forms of voting support agreements, which will be available under Yamana’s SEDAR profile at www.sedar.com.
Full details of the Transaction will be included in the meeting materials of each of Gold Fields and
Yamana, which are expected to be mailed to their respective shareholders in the third quarter of 2022.
About Gold Fields
Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Chile,
Ghana, Peru and South Africa, including the Asanko Joint Venture in Ghana, with total attributable annual gold-equivalent production of approximately 2.3Moz. It has attributable gold Mineral Reserves of around 47.4Moz. Attributable copper Mineral Reserves total 474 million pounds. Gold Fields has a primary listing on the JSE, with a secondary listing on the NYSE.
About Yamana Gold
Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.
For more information, please contact:
Gold Fields Investors
Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs
Tel: +27 11 562 9775

Mobile: +27 82 312 8692
Email:
Avishkar.Nagaser@goldfields.com
Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com
Gold Fields Media
Sven Lunsche, Vice President Corporate Affairs
Tel: +27 11 562 9763
Mobile: +27 83 2609279
Email:
Sven.Lunsche@goldfields.com
Investors
BofA Securities (Financial advisor to Gold Fields)
Ben Davies / Peter Surr / Christos Tomaras / Anthony Knox
Tel: +44 20 7628 1000
Media
Brunswick Group (Communications advisor to Gold Fields)
Johannesburg: Timothy Schultz
Tel: +27 82 309 2497
London: Pip Green / Nick Bias / Tom Pigott
Tel: +44 20 7404 5959
North America: Emily Levin / Nikki Ritchie
Tel: +1 202 617 8582 / Tel: +1 845 682 9850
Yamana Gold

Gerardo Fernandez, SVP, Corporate Development and Investor Relations
Tel: 416-815-0220
Mobile: +1 888 809 0925
Email:
investor@yamana.com
FTI Consulting (UK Public Relations / Communications advisor to Yamana)
Sara Powell / Ben Brewerton
Tel: +44 7931 765 223 / +44 203 727 1000
Email:
yamana.gold@fticonsulting.com
Important Information
Further information pertaining to the Transaction will be provided in due course pursuant to the documentation to be released by Gold Fields and Yamana in relation to the Transaction (the
“Transaction Documents”). Investors are advised to read the Transaction Documents, which will contain the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction
Documents should be made only on the basis of such information.
BofA Securities, a subsidiary of Bank of America Corporation, is acting exclusively for Gold Fields in connection with the Transaction and for no one else and will not be responsible to anyone other than
Gold Fields for providing the protections afforded to its clients or for providing advice in relation to the Transaction.
No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of any financial adviser or any of its affiliates or any of its respective directors, officers or employees or any other person, as to the accuracy, completeness, fairness or verification of the information or opinions contained this announcement and nothing contained in this announcement is, or shall be relied upon as, a promise or representation by any financial adviser or any of their respective affiliates as to the past or future. Accordingly, any financial advisers and its affiliates and respective directors, officers and employees disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or that they might otherwise be found to have in respect of this announcement and/or any such statement.
Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice.
No Offer or Solicitation
This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions.
The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South
African Companies Act, No. 71 of 2008 (“South African Companies Act”). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual
Property Commission in respect of this announcement.
The information contained in this announcement constitutes factual information as contemplated in
Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as
amended (“FAIS Act”) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act.
The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain.
This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.
No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision.
Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the
Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934 which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.
Undue reliance should not be placed on such statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “goal,” “believe,”
“target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the Transaction and the expected terms, timing and closing of the Transaction, including receipt of required approvals and satisfaction of other customary closing conditions; anticipated Transaction synergies; estimates of future production; estimates of future costs applicable to sales and all-in sustaining costs; estimates of future growth rates; climate-related statements, targets and metrics, expectations regarding future exploration and the development, growth and potential of the Combined Group’s operations, project pipeline and investments, including, without limitation, project returns, capital costs, capital intensity, annual production, and feasibility study schedules; expectations of future dividends and returns to shareholders; expectations of future free cash flow generation, liquidity, balance sheet strength and credit ratings; expectations of future plans and benefits; expectations regarding mineral reserves and mineral resources, grade and recoveries; estimates of future closure costs and liabilities; the
Combined Group constituting a new senior gold producer and the attributes thereof; leadership in sustainability and the ability to develop the MARA project. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations;
permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations;
certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels;
certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions.
Risks relating to forward-looking statements in regard to Gold Fields’ and Yamana’s business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters,

the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and
Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the
Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the
Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the
Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues.
Further details of potential risks and uncertainties affecting Gold Fields and Yamana are described in
Gold Fields’ filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’ Integrated Annual Report 2021 and annual report on Form 20-F filed with the United
States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318) and Yamana’s
most recent annual information form as well as its other filings made with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission. Gold
Fields is not affirming or adopting any statements or reports attributed to Yamana in this announcement or made by Yamana outside of this announcement. Yamana is not affirming or adopting any statements or reports attributed to Gold Fields in this announcement or made by Gold
Fields outside of this announcement. These forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on such statements. Gold Fields and
Yamana do not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued "forward-looking statement" constitutes a reaffirmation of that statement. Continued reliance on "forward-looking statements" is at investors' own risk.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 31 May 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer